Gides

Software | Technology | Social Impact | Advertising | Marketplace

Gides is a social publishing platform that offers the features of websites

GIDES.COM SUMMERVILLE SOUTH CAROLINA


gides



Most individuals and SMB's worldwide are unable to take full advantage of the internet's opportunities due to limitations imposed by social media platforms or by the challenges involved in building and maintaining a website. This gives the affluent, the highly-educated, or those with technical skills more online opportunity than everyone else.

Jeffrey T. Medford Founder/CEO @ Gides

Why you may want to support us...

1. Gides breaks down barriers worldwide to doing business and monetizing content on the internet
2. Gides changes the creation paradigm for everyone for posting website-caliber content on the internet
3. Gides is a social network that facilitates sharing and searching for knowledge across the world
4. Gides has the potential to disrupt Facebook's global dominance in social media
5. Gides has created a groundbreaking social creation and sharing process that is patent-pending
6. Gides has the hallmarks of a platform that changes how the internet is used
7. The above bullet points cannot be guaranteed

Why investors ❤ us

WE'VE RAISED $3,950,000 SINCE OUR FOUNDING

I believe the world is going to be forever changed by the kind of opportunity that Gides is bringing to everyone who owns a smartphone. They have essentially stripped away all the issues with how online content is created and shared. Even in their beta phase, Gides has shown how disruptive their technology will be in a plethora of markets. Online education, website creation, events/tours. A kid on the streets of Mumbai will have the same creation potential as a seasoned web developer with a desktop

Scott Emerton Hurlbut Academy, CEO

LEAD INVESTOR INVESTING $1,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jeffrey T. Medford
Founder/CEO
Previously founded/sold online training and events business (MZed.com). 30+ years in IT. Experience in 44 countries. Produced & marketed 15 separate 30+ city filmmaking training tours in USA/Canada and 10 international masterclasses.



Doug Leigh
Harvard/Berkeley Law. Emergent growth counsel at Pillsbury (Corporate formation, general start-up advice, equity financing, initial public offerings & intellectual property licensing). Executive roles at 5 companies (EVP, HR, Operations, & Legal).

Downloads

Gides-Confidential-Pitch-Deck-MR-2020-30-07.pdf

Why Gides?


Invest in
gides
WEFUNDER

Ever noticed how hard it is to create quality web content? Now imagine you don't have access to a computer, English isn't your first language, or you don't have the budget to pay a professional web designer.

That's where Gides comes in...

Gides is building a universally-accessible internet experience. We are the world's first full-featured social publishing platform. Anyone on earth can now create and share website-quality content from their phone, no matter who they are or where they live.


gides
Express yourself the way you want to
Complete gear gide to backpacking the PCT


How gides Works
Current Features Set

Our worldwide mission is to give everyone with a phone the same opportunities as a web professional with a desktop—all while harnessing the power of a social media community.


Flexible Creation Tools
Post audio, video, maps, slideshows, and even doodles with our growing list of content features.
Complete gear gide to backpacking the PCT
Built in Mobile Optimization
Gides was created to funtion the same on mobile as it does on desktops.
Healthy Smoothie


Posts as Powerful as a Website
Eliminate your need for a website with elegant creation tools and a community hub all in one place.
Our Trip to Santa Teresa Costa Rica
Useful Maps From Trip
Build a Custom Website
If you need a website, use your posts in gides to build a socially-optimized website.

Social Done Differently

Socially Responsible Media

Gides is social done differently: We are committed to the principle that people can share without sacrificing their privacy. We believe it's time to put humane principles back into the social media machine. Our mission is to foster the sharing of useful knowledge instead of trying to maximize your attention through addictive design choices


Gides is the social platform that values your privacy.
We will never sell data about you to third parties.
Your content belongs to you - not to us.
Center for Humane Technology
Gides wholeheartedly supports the Humane Tech Principles set out by Tristan Harris.

gides Journey

Local Roots, Worldwide Ambitions

Born and Raised in the Lowcountry!

While traveling to 40+ countries for business, Gides Founder & CEO, Jeff Medford, became keenly aware of how divided the internet was by differences in devices, platforms, skill-level, region, affluence, and language. He wanted to make access to knowledge and opportunity more equitable, and so Gides was born.

Grown out of a garage like so many other great start-ups, Gides has reached past it's low-country roots to include 11 dedicated people from all around the world.




Boulder, CO
Charleston, SC
Fort Worth, TX
Baton Rouge, LA
Dublin, Ireland
Sefrou, Morocco
Quito, Ecuador

Experience that Counts

- > 30 websites to market and sell digital content/events
- > 1 million unique viewers
- > $17 million combined revenue

Their experience in using websites to market, educate, provide information, monetize digital content, and sell events and products has given them the unique insight necessary to create and market a platform that gives these tools to everyone — regardless of skill level.



Jeff Medford

Founder/CEO

- LSU – Psychology
- Founded and sold online training & events business
- Experience in 44 countries
- 30 years in IT

MZed
EDUCATION FOR CREATIVES



Doug Leigh

- Harvard – Engineering Berkeley – Law
- Pillsbury – emerging growth company counsel
- GC $600 MM/yr div. at GIC
- 3 exits

musicmatch

HURLBUT ACADEMY
BETTER YOUR FILMMAKING


Patrick Bates
Dir. User Growth
Ryan Lowe
Scrum Master
Billy Jacobs
Developer
Dale Baker
Developer
John Harvey
Developer
Matt Nystrom
Creative Director
Luke Kavanagh
Product Designer
Alex Villenas
Gide
Ouma Bourhroum
Gide
Chief Bates
Office Mascot

(*** Insert 'Zoom Like' Video of the entire team ***)

After getting Gides ready for beta users, we were primed to make the Angel and VC circuit when the stock market crashed because of COVID-19. All of a sudden, the funds we had counted on were no longer available and the world had changed. That brings us to this moment!

We've created a robust revenue model that will enable us to scale Gides exponentially as the platform gains traction. Take a look!


gides Business Model
4 Channels of Revenue


Subscription
Subscription revenue from extra features offered to power users.
Percentage of Sales
Gides retains between 10 and 30% of all sales.
Advertising
Advertising shown to viewers.
Enterprise
White Label versions of the platform.


Business Growth
# of Accounts
24M
20M
16M
12M
8M
4M
2020
2021
2022
Gross Revenue
$150M
$125M
$100M
$75M
$50M
$25M
2020
2021
2022
*The above contains forward-looking projections which cannot be guaranteed


gides Competitors
A Unique Opportunity

Gides is democratizing online opportunities by combining the power of multiple platforms into one. With that in mind, we have no direct competitors. Instead, we're entering multiple avenues of opportunity.


Gides has no direct analogue. Rather, several platforms offer portions of our functionality (but with their own limitations).
Web Building & Creation
Wix, WordPress, Square Space, ...
Not social or mobile-friendly
market size $5B
Social Platforms
Facebook, Instagram, Twitter, ...
Inflexible format, No monetization
market size $82B
Education
Udemy, Coursera, ...
Disconnected from teacher's online persona
market size $4.3B
Digital Content Monetization
Patreon, YouTube, Ebooks, ...
Limited media and flexibility
market size $42.2B
eCommerce
eBay, Shopify, ...
Disconnected from seller's online persona
market size $111B
Events, Experiences, & Tours
Airbnb, EventBrite, Viator, ...
Disconnected from host's online persona
market size $340M

gides Traction
And User Experience

Right now, we're in private beta mode with Gides. And the feedback has been phenomenal! Here's what our customers have to say:


"As an emerging brand, Iron Bridge CrossFit is always looking for ways to get in front of potential customers. Gides is one of the better ways. With its ease of use, Gides helps us stay ahead of the competition."
- Donnie, Owner IBCF


"Gides is revolutionizing small businesses by integrating their social sharing and publishing platforms, that merge all of their revenue streams, viewing options, and distribution capabilities of the entire internet, into a single, unified platform."
- Lee MacIlwinen, SCRA Investment Manager


"Gides provides artists and entertainers like myself with a quick, easy, and affordable way to essentially create our own websites which is crucial to have in these times. Especially during the COVID-19 pandemic..."
- Peter Sullivan, Entertainer, Writer, Comedian

Our public launch is scheduled for October 2020, and we're confident our user base will only go up from there as influencers and creators flock to Gides to:

1. Build a sustainable income off social media and blogging: Many creators are looking to switch to subscription models for their audiences, and Gides will give them the ability to monetize their content directly vs. relying solely on partnerships and ads.

2. Maintain control over their content: Gides respects that a creator's work belongs to them and will not allow copyright infringement on the site.

3. Unify their web presence: Gides gives creators more flexibility than any other existing platform. Users can post any kind of content, build a website, and do it all from their smartphone.

Who gides is for

Gides is for ‘U’



Social Users · Person
12 channels · 392 gides
follow
Creators · Person
12 channels · 392 gides
follow
Bloggers · Person
12 channels · 392 gides
follow
Influencers · Person
12 channels · 392 gides
follow
Groups · Organization
12 channels · 392 gides
follow
Business Owners · Business
12 channels · 392 gides
follow
Enterprises · Business
33 channels · 512 gides
follow
Education · University
5K channels · 500K gides
follow
gides
Gides is Missing ‘U’
Ur Gides
Ditch the Gym With These Outdoor Work Out Routines
Summer Cocktail Recipe's That are Perfect for Entertaining Family and Friends
Top 20 Fast Casual Lunch Spots in Midtown That Won't Break the Bank
Best Local Ramen in Williamsburg Brooklyn NYC

(*** Maybe Insert 2-3 Marketing ‘Missing U’ Videos here. 2-3 column layout***)

Gides is for everyone who wants to share knowledge. It’s the perfect platform for Creators, Bloggers, Influencers, Groups, Business Owners. or any social media user who wants more flexibility. If you are sharing online, and know how to use a chat app, then you can share online like a web professional with Gides.

What’s Next

Product Roadmap

Gides is primed and ready to become the social and e-commerce platform of the future. As we launch to the public, our initial focus will be on scaling awareness and refining the platform. From there, we’ll initiate our digital revenue plan—beginning with upgraded membership options and event hosting. Next, we’ll open e-commerce and advertising channels and accelerate full-speed into profitability.



Past Milestones
Accepted by SC Launch as Client Company
Recipient of Acceleration Grant
Achieved Alpha
2020
Social Growth
read only
basic create
location & slideshows
collaboration
2021
Digital Revenue
membership
website hosting
digital content sales
tours experiences & events
Spanish For Beginners
2022
Ecommerce & Advertising
ecommerce
advertising
enterprise


2020
Social Growth
Read Only
Basic Create
Location & Slideshows
Collaboration
Past Milestones
Accepted by SC Launch as Client Company
Recipient of Acceleration Grant
Achieved Alpha
Lucia Kethalon · Education


2021
Digital Revenue
Membership
Website Hosting
Digital Content Sales
Tours Experiences & Events
Lucia Kethalon
Spanish For Beginners
spanish101.com
WEBSITE CHANNEL with 65 gides
77 Members • 12 Followers


2022
Ecommerce & Advertising
Ecommerce
Advertising
Enterprise
Antimicrobial Yoga Mat
PRODUCT
Lulu Lemon
Birthday Party Play Set LEGO®
ITEM
LEGO

Why Invest

Opportunity Meets Social Responsibility

Gides is the future of social media, and via our Wefunder campaign, you have a unique opportunity to invest early—imagine investing this early on Facebook! We have the team, the drive, and the expertise; all we need is your help to usher in the next generational shift in content creation and sharing.


Start saving and sharing knowledge
Get the app to share your first gide!
GET IT ON Google Play
Download on the App Store

Investor Q&A

– COLLAPSE ALL

What does your company do?

Gides is a social publishing platform that enables anyone to create, edit, and share website-quality content from their phone. We marry speed and simplicity with advanced functionality. Flexible, feature-rich posts are as quick and easy to make as sending a text message, and can easily be paired with powerful eCommerce functions. Our mission is to give everyone on earth with a phone the same opportunities as a web professional with a desktop.

Where will your company be in 5 years?

Gides hopes (but not guarantees) to usher in the next generational shift in content creation and sharing, transforming the internet from language, location, and affluence-based fiefdoms into a true seamless web of information, knowledge, and opportunity. People of all nations and backgrounds will be able to share or search for any type of information regardless of what language they speak. All people will have the ability to harness the technical and income potential of the internet equally.

Why did you choose this idea?

Most individuals and SMB's worldwide are unable to take full advantage of the internet's opportunities due to limitations imposed by social media platforms or by the challenges involved in building and maintaining a website. This gives the affluent, the highly-educated, or those with technical skills more online opportunity than everyone else.

How far along are you? What's your biggest obstacle?

We are launched publicly and are in a restricted beta phase for giving out accounts to create gides. Gides can be accessed via the website (www.gides.com), and our Android app is available on the Google Play store. We are have submitted to the Apple app store and are actively going through the approval process. Our biggest present obstacle is finding funding during the coronavirus crisis, as we were set to take in funding at exactly the time the stock market crashed, and as a result the funding didn't come through.

Who competes with you? What do you understand that they don't?

The Gides platform enables any user of the internet interested in content creation, social posting, website publishing, or content monetization/eCommerce to accomplish these things with a powerful interface that is revolutionary because of its flexibility and ease-of-use from a phone. As such, Gides has no direct analogue. Rather, several sites offer portions of our functionality:

WEBSITE HOSTING AND ECOMMERCE
The four main platforms in this category each have significant shortcomings compared to the features gides offers. While WordPress is the undisputed king, Weebly, Wix, and Squarespace have each grown and gained market share by offering a marginally easier user experience. Relative to gides, these platforms have fewer content options, require plugins for membership and ecommerce, have limited mobile creation functionality, posts and content are locked into the website, coding is required to create or change templates, and the content is not socially enabled. This is a significant category for gides because the website creation and hosting market grew 21% in 2016 and an astonishing 69% in 2017.

ONLINE KNOWLEDGE/EDUCATION
A large share of paid content that consists of knowledge or education is delivered via custom websites. Our management team has direct previous experience in this area. There is a significant expense in both time and money associated with setting up and maintaining these sites. Gides has all of the functionality integrated directly into the platform to support content delivery. There are several platforms that deliver knowledge or education, however they only provide a limited CMS-style interface for building the courses and provide no other functionality to the creator or viewer.

TRAVEL, TOURS, EXPERIENCES, and AUDIO GUIDES
There were over 1.4 billion travelers in 2018, with year-over-year increases across the globe averaging over 5% in recent years. Gides is poised to revolutionize the travel guide industry by standardizing the digital format for travel books and audio guides with our features, ease-of-use, and ability to monetize. There is currently no viable digital replacement for the printed travel guide. Gides not only provides a viable alternative to the printed travel guide, it completely integrates it with social features and the functionality provided by mobile phones. Smaller museums and other tourist sites do not currently have a viable option for audio guides due to the cost of equipment, upkeep, and employee costs. There is also a significant amount of local knowledge that people have about their respective cities across the world, however these people have no effective way of creating and sharing these experiences when positioned against brand names like Yelp and Tripadvisor.

PATRON PLATFORMS
Patreon stands alone in this category but it is particularly relevant because Patreon's only function is to allow its creators to solicit monthly recurring "patron" donations to support the creation of content. While Patreon has an extremely limited CMS-style posting feature, much of its creator's content is hosted elsewhere (such as on YouTube, access to premium Snapchat, access to a website for content). Not only does Gides provide the same functionality that Patreon has, Gides provides substantially more options for monetizing content IN THE SAME PLATFORM THAT IS CREATED IN. Instead of charging a monthly fee (Patreon), Gides users can sell, rent, ask for donations, AND charge a monthly fee in return for the access to the content. functionality (including functions that cannot simply be added to its existing platform) — the point being that once Gides is launched, the limited capability of Patreon will become readily apparent.

SOCIAL PLATFORMS
The largest potential market for users consists of those who use various platforms to share information and content socially. For the average user, social media is appealing because 1) their friends/connections are all accessible from one point of contact, and 2) it is extremely easy to use. Unfortunately, this comes at the expense of being stuck with an un-customizable format and post type. The existing social platforms (such as Facebook, Twitter, etc.) all provide a means to easily share content within the confines of the platform walls. However, the content must fit within the narrowly defined formatting requirements, it is not directly monetizable by the user, and can't be accessed by others without using the specific platform on which it was created. Companies use social media to reach their customers with the goal of driving traffic to their website. Gides offers the powerful formatting of a website with the communal framework of social media, combining the best of both digital worlds. Gides lets users post with the ease of use of social media platforms, but with the power and freedom of a website.

How will you make money?

Our revenue model has of four distinct future income streams: 1) Subscriptions to influencers/businesses for advanced features such as hosting their custom websites and supporting their ecommerce priorities 2) Commissions from the sale of digital content, products, events and experiences. Gides monetizes digital content for its users the way eBay and Amazon monetize physical goods by supporting in-platform monetization of posts. We also support selling physical goods and selling events, experiences, and tours 3) Selling advertising that is displayed in posts the viewers see. Three years from now we expect this to contribute significant income 4) Selling enterprise solutions and services to large corporations and governments.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We need to raise $250k in the next 60 days. Employees are working in part for for compensation that will be delivered on a schedule that pays in September. Part of the money raised will be used to make the payroll scheduled in this timeframe.

Presently the company does not have revenue. If we run out of money before implementing revenue generating features for businesses (such as website hosting or the ability to sell content or items using the platform), this could prevent the company from succeeding if enough investment money isn't raised to offset costs.

If we run out of money before B2C sign ups hit the growth phase that indicates we're going to have millions of users, it could hamper further investment. Initially, B2C users will only cost the company money (to host and display their content); however, once we implement advertising it will produce a revenue stream from these users.

The Series A investor and the Founder have entered into a Voting Agreement granting the Series A investor the right to vote the Founder's shares should the company be unable to make payroll. In the event the Series A investor acquires these rights it could change the direction of the company.

The company is presently in in debt in the amount of $2.7 million to the lead investor. This debt must be repaid in full on a schedule with variable payments by January 31, 2023

If a more established player copies us before we have developed enough momentum and market traction to be seen as a truly unique option for certain types of digital creation and posting, it could jeopardize our ability to implement the business plan.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

WHAT MUST GO RIGHT

• We need to raise $1 million in order to get to revenue generation. This money will be raised from several sources (A WeFunder offering being one of them). Once we achieve that, we must raise another round to have enough money to achieve profitability once we begin generating revenue.

—OR—

We must show a growth trajectory that indicates there is widespread social-user interest in the platform. i.e. We must emerge from restricted beta and publicly launch gides to show that we are growing at a rate that indicates we're bound to have millions of users eventually. This growth trajectory must then yield additional investment to get us to the revenue generation phase (i.e., see above).

WHY WOULD YOU SUCCEED: We will succeed if we can raise enough money to hire the developer resources necessary to fully complete the platform all the way to revenue generation. Our fervent belief is that Gides has 100% chance of success if we finish its feature set because Gides is a paradigm-shifting approach to creating, posting, sharing, and monetizing the internet for everyone. It harnesses the Internet's potential for the most number of people worldwide unlike anything else that exists.